SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2003

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from               to

Commission file number: 1-4850

     A.  Full title of plan and the address of the plan, if different from that of the issuer named below: DynCorp Capital Accumulation and Retirement Plan

     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 2100 East Grand Avenue El Segundo, CA 90245

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
DynCorp Capital Accumulation and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of DynCorp Capital Accumulation and Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets and reportable transactions as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 2004
McLean, VA

DYNCORP CAPITAL ACCUMULATION AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments -- at fair value	$ 262,501,017	$ 238,310,874

Loans to Participants	5,711,125	3,672,325

Receivables:
Employee contributions receivable	446,454	464,078
Employer contributions receivable	336,612	62,531
Other receivable	11,482	9,364
NET ASSETS AVAILABLE FOR BENEFITS	$ 269,006,690 ==========	$ 242,519,172 ==========

See notes to financial statements.

DYNCORP CAPITAL ACCUMULATION AND RETIREMENT PLAN

STATEMENTS OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS:
Contributions:
Employee contributions	$ 13,086,736	$ 11,779,700
Employee rollovers	464,176	783,591
Employer contributions	7,864,297	7,239,774
Total contributions	21,415,209	19,803,065

Investment income:
Dividends and interest	1,837,666	628,842
Net realized and unrealized appreciation
in fair value of investments	66,404,975	29,533,166
Total investment income	68,242,641	30,162,008

Total additions	89,657,850	49,965,073

DEDUCTIONS:
Distributions to participants	65,721,472	11,651,071
Administrative expenses	41,157	29,469
Total deductions	65,762,629	11,680,540

TRANSFER FROM/(TO) OTHER PLANS	2,592,297	(839,524)

NET INCREASE	26,487,518	37,445,009

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	242,519,172	205,074,162

End of year	$ 269,006,690 ==========	$ 242,519,172 ==========

See notes to financial statements

DYNCORP CAPITAL ACCUMULATION AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan has adopted an individually designed defined contribution plan, originally effective April 1, 1983. Since then, the Plan has amended and restated effective January 1, 2001. The Plan complies with the provisions of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1996, the Small Business Job Protection Act of 1996, the Tax payer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 ("GUST"). In addition the Plan had been amended to effectuate good faith compliance with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") and the guidance issued thereunder.

The DynCorp Capital Accumulation and Retirement Plan ("CAP") is a multiple employer defined contribution plan under IRC section 413(c). Employers participating in the Plan include DynCorp and DynPar LLC (collectively, "DynCorp" or the "Company"). The CAP provides for retirement, disability, and death benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). There is a Retirement Employee Benefits Plans Committee of Computer Sciences Corporation for the Plan, which is composed of members appointed by the Board of Directors of Computer Sciences Corporation.

The Plan Sponsor, DynCorp, was acquired by Computer Sciences Corporation (CSC) in 2003 and please see the Note no. 9 for further detailed information.

The Plan's ESOP Accounts as well as DynCorp common stock held in the Plan's 401(k) Accounts are held in trust under an agreement between the Company and Great Banc (HSBC Bank USA prior to May 30, 2002). The Company serves as the record-keeper for the ESOP Accounts until T. Rowe Price became the recordkeeper for both ESOP and 401(k) accounts effective March 11, 2003. All remaining assets of the Plan's 401(k) Accounts are held in trust under an agreement between the Company and T. Rowe Price Trust Company ("T. Rowe"). T. Rowe is also the record-keeper for these assets.

Eligibility - The Plan is generally available to employees who are subject to Service Contract Act Area Wage Determinations. Employees become eligible to participate in the Plan on the first day of their first payroll period following their date of hire.

Contributions - Effective January 1, 2003, the Plan is a contributory plan under which participating employees may contribute up to 50% of their pre-tax compensation, as defined by the Plan, or 12% if participant was a highly compensated employee or $12,000 for the year ended December 31, 2003 (subject to annual change by the IRC). Prior to January 1, 2003, participating employees could contribute up to 18% of their pre-tax compensation, as defined by the Plan, or $11,000 for the year ended December 31, 2002. Certain employees may also make after-tax contributions of 1% to 10% of their compensation, as defined by the Plan. Participants may also roll-over amounts representing distributions from other qualified plans.

The Company makes a matching employer contribution and a supplemental matching employer contribution and may make discretionary employer contributions (collectively the "Employer Contributions"). The matching employer contribution is equal to 25% of the first 8% of the participant's salary deferral contributions. The supplemental matching employer contributions are related to those salary deferral contributions made by a participant to DynCorp common stock ("DynCorp Stock") and are equal to 50% of the first 3% of the participant's salary deferral contributions to that fund but the supplemental contribution ceased in December 2002. The discretionary employer contribution is to be allocated to each eligible participant's account in an amount equal to at least 2% of the participant's compensation. The Company may make the Employer Contributions in cash, DynCorp Stock, CSC Stock or a combination thereof. During the years ended December 31, 2003 and 2002, of the total employer contributions made to the Plan, $6,160,364 was made in CSC Stock in 2003 and, $5,916,199 was made in DynCorp Stock in 2002. During 2003 and 2002, the Company made a discretionary contribution equal to 2% of each eligible participant's compensation.

A participant who is covered by a collective bargaining agreement between the Company and a union may only make or receive such salary deferral contributions and any employer contributions as provided for in such collective bargaining agreement. Employer contributions are generally made in cash.

There were no contributions to any participant's ESOP Account in 2002. In addition, it is not expected that new participants will receive an ESOP Account.

Investment Options - Except for contributions to CSC Stock, and DynCorp Stock before the stock conversion on March 10, 2003 to CSC Stock by T. Rowe Price, participants may direct the investment of all employee and employer contributions in their 401(k) accounts in any of thirteen available investment options, which currently include mutual funds and common/collective trusts. Participants may also elect to invest in a variety of other mutual funds and publicly traded stocks and bonds through a self-directed brokerage account option, Tradelink+.

All salary deferral contributions which the participant elects to initially invest in DynCorp Stock and all Employer Contributions made on or after January 1, 2001, which the Company elects to make in DynCorp Stock are invested in the Restricted DynCorp Stock Fund and may not be reinvested in other investment funds until the expiration of eight full calendar quarters following the end of the payroll period to which such contributions relate. At the expiration of this waiting period, the stock and related earnings are transferred to the Unrestricted DynCorp Stock Fund at which time a participant may re-direct the investment of these monies. Employer Contributions and related earnings made in DynCorp Stock prior to January 1, 2001, must stay invested in the Restricted DynCorp Stock Fund and are never eligible for transfer to another fund. Contributions to the Restricted DynCorp Stock Fund are initially invested in a short-term interest bearing fund ("T. Rowe Price Prime Reserve Fund") until DynCorp stock can be purchased on a future trade date (see The Internal Market below).

The Internal Market - On May 10, 1996, the Company's Form S-1 filing for the registration of shares of common stock became effective, resulting in the establishment of a limited trading market (the "Internal Market") established by the Company's wholly owned subsidiary, Dyn Ex, Inc. The Internal Market is managed by Dyn Ex, Inc., to provide employees, directors, and stockholders of the Company with the opportunity to buy and sell shares of common stock. After the stock conversion from DynCorp Stock to CSC Stock on March 10, 2003, this Internal Market has no longer been used. The Internal Market generally permits eligible stockholders to buy and sell shares of common stock on four predetermined days each year (each a Trade Date) at a price determined by the DynCorp Board of Directors.

The Company may also sell (through one or more of its employee benefit plans) or buy shares of common stock on the Internal Market for its own account, but will do so only to address imbalances between the number of shares offered for sale and bid for purchase by shareholders on any particular Trade Date. The Company will not be both a buyer and a seller on the Internal Market on the same Trade Date. The purchase and sale of shares on the Internal Market are carried out by Buck Investment Services, Inc., a registered broker-dealer, upon instructions from the respective buyers and sellers. There is no public market for the common stock, and it is not currently anticipated that such a market will develop.

Vesting - Participants are at all times 100% vested in their 401(k) Account elective salary deferrals, voluntary after-tax contributions, and rollover contributions.

Participants are fully vested in their 401(k) Account Employer Contributions upon completion of one year of service.

Participants are fully vested in their ESOP Accounts in accordance with the following vesting schedule based on credited years of service as defined in the Plan:

Vesting
Years of Service	Percentage

Less than two years	0%
Two years but less than three years	50%
Three years but less than four years	75%
Four years or more	100%

Participant Accounts - Each participant's 401(k) account is credited with the participant's contribution, any Employer Contributions, and an allocation of Plan earnings less any administrative expenses. Allocations of earnings and administrative expenses are based on account balances.

Participant Loans - Participants may borrow from their 401(k) accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of the lesser of (a) $50,000 less the highest outstanding loan balance in the preceding 12-month period over the outstanding loan balance on the day immediately preceding issuance of the loan or (b) the amount of the participant's account invested in non-Company stock investment funds, the terms of which permit withdrawals without penalty. No more than one plan loan for the purpose of purchasing a primary residence and one plan loan for other purposes may be outstanding at any one time. Loan terms range from one to five years, but may extend beyond five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Forfeitures - Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer Contributions.

Plan Expenses - Loan fees and brokerage fees related to TradeLink+ transactions are paid by participants. All other administrative expenses of the Plan are paid by the Plan and allocated to participant accounts or, at the election of the Company, are paid by the Company. For the years ended December 31, 2003 and 2002, the Company paid approximately $801,389 and $426,738 of the Plan's expenses, respectively.

Payment of Benefits - Benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled is the benefit that can be provided from the participant's vested account.

401(k) Accounts - In-service withdrawals and hardship distributions are permitted as defined in the Plan. At termination of employment, participants may elect one of several types of annuities or receive payment in one lump sum, subject to certain Plan restrictions related to investments in DynCorp Stock or CSC Stock after the conversion.

ESOP Accounts - Upon retirement, death or disability, a participant's vested account balance in his or her ESOP Account, consisting of DynCorp Stock or CSC Stock after the conversion, becomes payable in 20% installments distributed within 60 days after the end of the Plan year. For all other terminations of employment, participants may request distribution of their vested shares in 20% installment to begin five years after the Plan year the participant terminates employment. Balances less than $5,000 or fewer than 100 shares are paid out as soon as administratively practical after the close of the Plan year, following a one Plan year break in service. Upon a participant's timely request to sell distributed shares, either during the first 60 days after receiving an initial distribution letter or at a specified time within the next year, the Company is obligated to purchase the shares from the participant at the fair market value as long as the Company's stock is not publicly traded (see The Internal Market above). Under the Subscription Agreement with the Plan dated September 9, 1998, the Company is permitted to defer put options if, under Delaware law, the capital of the Company would be impaired as a result of such a repurchase. After ten years of participating in the Plan and upon reaching age 55, participants may commence to diversify in other investments. The effect of this Plan provision is to allow participants nearing retirement age to put shares back to the Company prior to termination.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds and common/collective trusts are valued at quoted market prices at the net asset value of shares held by the Plan at year-end. With respect to investments held in TradeLink+ accounts, securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Participant loans are valued at their unpaid balances, which approximate fair value.

At December 31, 2002, the fair value of the DynCorp Stock and the ESOP shares were determined based on an annual independent appraisal. The estimated fair value was determined to be $57.20 for enterprise shares and $56.90 for minority shares as of December 31, 2002, respectively. Enterprise shares (certain ESOP shares) are shares bought at a "control premium," reflecting the higher price that buyers typically pay when they buy an entire company (as the ESOP and other investors did in 1988). Minority shares (certain ESOP shares and the DynCorp Stock) are shares bought at a "minority interest price," reflecting the lower price that buyers typically pay when they are buying a minority position in a company. During each year, quarterly independent appraisals were also performed to determine the fair value of the DynCorp Stock and ESOP shares on each Trade Date. However, as of December 31, 2003, all the stocks in the Plan were valued at market price of CSC stocks.

Because of the inherent uncertainty of the valuation, the estimated value as of December 31, 2002 may differ significantly from the value that would have been used had a ready market for the securities existed, and the differences could be material.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.  INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002:

	December 31,
	2003	2002
401(k) Accounts:
Restricted DynCorp Stock Fund*		$ 24,169,011
CSC Restricted Stock Fund*	$105,742,101
T. Rowe Price Growth Stock Fund	14,072,836
T. Rowe Price Stable Value Common Trust Fund	16,093,872
CSC Unrestricted Stock Fund	49,125,730
T. Rowe Price Prime Reserve Fund	24,501,060

ESOP Accounts:
DynCorp Stock*		155,927,249

*Nonparticipant directed

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	December 31,
	2003	2002

Investments at quoted fair value:
Mutual funds	$ 12,593,317	$ (7,866,143)
Common/collective trusts	1,230,911	(418,864)
Tradelink+ (primarily common stock and mutual funds)	145,120	(166,394)
CSCommon Stock	136,269,375
ESOP Earnings adjustment	(72,249,156)

Investments at estimated fair value:
DynCorp Stock 401(k) Accounts		5,681,657
DynCorp Stock ESOP Accounts	(11,584,592)	32,302,910
Total	$ 66,404,975 =========	$ 29,533,166 ==========

4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

Restricted DynCorp Stock Fund

	Year Ended December 31,
	2003	2002
Net assets:
DynCorp Stock	$	$ 24,169,012
	$ =========	$ 24,169,012 ===========

	Year Ended December 31,
	2003	2002
Changes in net assets:
Employee contributions	$	$ 2,290,287
Employer contributions		5,916,199
Dividends and interest		9,763
Net realized and unrealized appreciation
in fair value of investments	(8,301,228)	3,729,049
Distributions to participants		(216,289)
Transfer to Unrestricted DynCorp Stock Fund	(53)	(797,540)
Transfer to Other Funds	(15,854,364)	(1,859,235)
Transfer to Other Plan	(13,367)	(130,440)
Net (decrease) increase in assets available for benefits	(24,169,012)	8,941,794
Net assets available for benefits:
Beginning of year	24,169,012	15,227,218
Ending of year	$ ==========	$ 24,169,012 ==========

CSC Restricted Stock Fund NON ESOP

Year Ended
December 31, 2003
Net assets:
CSC Stock	$ 28,761,837
$ 28,761,837 ==========

Year Ended
December 31, 2003
Change in net assets
Employer Contribution	$ 6,160,364
Dividends and interest	303,034
Net realized and unrealized appreciation in fair value of investments	14,033,434
Distribution to participants	(3,478,757)
Transfer to CSC Unrestricted Stock Fund	(3,769,414)
Transfer from Other Funds	15,555,851
Transfer to Other Plan	(42,675)
Net increase in assets available for benefits	28,761,837
Net assets available for benefits:
Beginning of year
Ending of year	$ 28,761,837 ==========

ESOP Account

	December 31,
	2003	2002
	(CSC Restricted Only)
Net assets:
Investments at estimated fair value:
DynCorp Stock	$	$ 155,927,249
CSC Restricted Stock - ESOP	76,980,264
Interest-bearing cash		223,796
	$ 76,980,264 =========	$ 156,151,045 ==========

	Year Ended December 31,
	2003	2002
Changes in net assets:
Net realized and unrealized appreciation
in fair value of investments	$ 35,980,490	$ 32,302,262
Distributions to participants	(31,360,274)	(7,711,685)
Forfeitures	(5,924)
Transfers to other plan	(566,430)
Transfers to Participant-Directed Funds	(83,218,643)

Net (decrease) increase in assets available for benefits	(79,170,781)	24,590,577

Net assets available for benefits:
Beginning of year	156,151,045	131,560,468

Ending of year	$ 76,980,264 =========	$ 156,151,045 ==========

5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.  INCOME TAX STATUS

The Plan has received its latest determination letter on November 13, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the Section 401(a) of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan and the related trust is tax-exempt as of December 31, 2003 and no provision for income taxes has been included in the Plan's financial statements.

7.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan 401(k) account investments are shares of mutual funds or common/collective trusts managed by T. Rowe, the trustee. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of those dates, are recorded on Form 5500 but not in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$ 269,006,690	$ 242,519,172

Amount allocated to withdrawing participants	(392,212)

Net assets available for benefits per Form 5500	$ 268,614,478 ==========	$ 242,519,172 ===========

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	December 31,
	2003	2002
Benefits paid to participants per the financial statements	$ 65,721,472	$ 11,651,071

Add - Amount allocated to withdrawing participants at end of year	392,212
Less - Amount allocated to withdrawing participants at start of year		(182,551)

Benefits paid to participants per Form 5500	$ 66,113,684 =========	$ 11,468,520 =========

9.  PLAN CONVERSION

Effective March 7, 2003, the Plan Sponsor DynCorp, was acquired by Computer Sciences Corporation. As described in more detail in the respective Proxy Statement/ Prospectus, each share of DynCorp stock was exchanged for (1) $15 in cash and (2) 1.394 shares of CSC Stock. The "exchange ratio" of 1.394 was calculated by dividing $43 by $30.85, the volume-weighted average closing price of CSC stock during a certain 15-day period before the merger.

10.  SUBSEQUENT EVENT

Based on the purchase agreement between DynCorp and CSC on December 13, 2002, the Plan will merge with the Computer Sciences Corporation Matched Asset Plan ("MAP") by transferring all the assets of the Plan to the MAP at July 1, 2004. The management of the Company believes that the Plan merger will be a tax-exempt transaction under the applicable provisions of the Internal Revenue Code and, therefore, not subject to federal income taxes.

******

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DYNCORP CAPITAL ACCUMULATIONAND RETIREMENT PLAN

Date: June 28, 2004	By: /s/ LEON J. LEVEL Leon J. Level Chairman Computer Sciences Corporation Retirement Plans Committee

DYNCORP CAPITAL ACCUMULATION AND RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN-36-2408747 PLAN 334
YEAR ENDED DECEMBER 31, 2003
	Description of Investment
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

Interest-bearing cash			$ 524,153
CSC Restricted Stock Fund **	Restricted Company Stock	$ 36,255,940	105,742,101
T. Rowe Price Growth Stock Fund *	Mutual Fund	***	14,072,836
T. Rowe Price New Horizons Fund *	Mutual Fund	***	9,870,343
T. Rowe Price Growth & Income Fund *	Mutual Fund	***	7,690,648
T. Rowe Price Mid-Cap Growth Fund *	Mutual Fund	***	12,105,236
T. Rowe Price Stable Value
Common Trust Fund*	Common/Collective Trust	***	16,093,872
T. Rowe Price Equity Index Trust Fund *	Mutual Fund	***	5,709,294
CSC Unrestricted Stock Fund*	Unrestricted Company Stock	***	49,125,730
T. Rowe Price Corporate Income Fund *	Mutual Fund	***	2,764,442
T. Rowe Price Global Stock Fund*	Mutual Fund	***	1,680,740
T. Rowe Price International Stock Fund *	Mutual Fund	***	1,899,772
T. Rowe Price Personal Strategy
Growth Fund *	Mutual Fund	***	2,883,606
T. Rowe Price Personal Strategy
Balanced Fund *	Mutual Fund	***	2,246,076
T. Rowe Price U.S. Treasury
Intermediate Fund*	Mutual Fund	***	3,791,342
TradeLink+ Investments	Investments in Mutual Funds	***	416,963
	and Publicly Traded Stocks
	and Bonds
T. Rowe Price Personal Strategy
Income Fund *	Mutual Fund	***	1,382,804
T. Rowe Price Prime Reserve Fund*	Mutual Fund	***	24,501,060
Participant loans *	Loans (5.25% - 10.50%)		5,711,125

		$ 36,255,940 =========	$ 268,212,142 ==========

*Represents a party-in-interest
**Represents a party-in-interest and a nonparticipant-directed investment
***Represents a participant-directed investment and, therefore, historical cost is not required to be presented

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN-36-2408747 PLAN-334 YEAR ENDED DECEMBER 31, 2003
Series of Transactions
(h) Current Value
					of Asset on	(i) Net
(a) Identity of Party	(b) Description of	(c) Purchase	(d) Selling	(g) Cost	Transaction	Gain Or
Involved	Assets	Price	Price	of Asset	Date	(Loss)

T. Rowe Price	Restricted DynCorp Stock Fund
- Sales			$ 16,629,702	$ 16,629,530	$ 16,629,702	$ 172

T. Rowe Price	Restricted CSC Stock Fund
- Purchase		$ 62,659,440		62,659,440	62,659,440
- Sales			49,098,436	27,014,385	49,098,436	22,084,051

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-103653 of Computer Sciences Corporation on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of the DynCorp Capital Accumulation and Retirement Plan for the year ended December 31, 2003.

/s/Deloitte & Touche LLP

McLean, Virginia
June 28, 2004

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